TRANSGLOBE ENERGY CORPORATION
2014 GUIDANCE AND
MID-QUARTER UPDATE FOR Q4 2013

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 9, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide guidance for 2014 and a mid-quarter update for the fourth quarter of 2013. All dollar values are expressed in United States dollars unless otherwise stated.
HIGHLIGHTS

•	2014 Production Guidance of 20,000 to 21,000 Bopd (mid-point of 20,500 Bopd)
•20,500 Bopd represents an 11% increase over 2013 estimated production of 18,500 Bopd

•	2014 Funds Flow Guidance of $146 million ($1.93 per share)
•Using 20,500 Bopd (mid-point of guidance) and $100/Bbl Brent pricing
•2014 funds flow sensitivity to pricing of $15 million ($0.20 per share) per $10/Bbl Brent pricing

•	2014 Capital Exploration and Development Guidance of $100 million
•Egypt $94 million (94%) and Yemen $6 million (6%)
•Exploration $32 million (32%) and Development $68 million (68%)
•51 wells (46 net wells), facilities and extensive seismic

•	Increase of 22% over 2013 forecasted capital expenditures of $82.3 million (excluding bonus payments on new concessions)
•68% of 2014 funds flow guidance of $146 million

•	TransGlobe funds flow guidance of 18,509 Bopd in October and 19,021 Bopd in November

•
TransGlobe has collected $253.4 million year to date from EGPC. The Company is in discussions with Egyptian authorities to obtain further collections prior to year end and expects minimum collections for the year to be at least $270 million, which represents a 72% increase over 2012 collections.

TRANSGLOBE 2014 GUIDANCE
2014 Estimated Production and Funds Flow from Operations
Production guidance for 2014 is expected to range between 20,000 and 21,000 barrels of oil per day (“Mopd”). The mid-point of 20.5 MBopd represents an 11% increase over 2013 estimated production of 18.5 MBopd.
The significant variables in production estimates include the proportion of the year that Block S-1 in Yemen is on production and development drilling results in Egypt.

The mid-point of 20.5 MBopd includes the following assumptions:
•Egypt production of 19.4 MBopd (includes West Gharib, West Bakr and East Ghazalat only)
•Yemen production of 1.1 MBopd (includes Block 32 and Block S-1 (on production 6 months of 2014))
Funds flow from operations (“funds flow”) for 2014 is forecast to be $146 million ($1.93 per share) based on an average Brent oil price of $100.00/Bbl using the mid-point of production guidance of 20.5 MBopd.
An increase or decrease of $10.00/Bbl in the price of Brent would cause a corresponding increase or decrease in funds flow of $15 million ($0.20 per share). Funds flow would be expected to be $161 million ($2.13 per share) at $110.00/Bbl Brent and $131 million ($1.73 per share) at $90.00/Bbl Brent.
The 2014 funds flow guidance of $146 million ($100.00/Bbl Brent) represents an 8% increase over 2013 estimated funds flow of $135 million (based on estimated average Brent of $106.32/Bbl in 2013). If $110.00/Bbl Brent pricing is used, the 2014 funds flow of $161 million would represent a 19% increase over 2013 estimated funds flow.
Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.
2014 Capital Guidance (Exploration and Development)
The Company expects to spend $100 million on exploration and development projects in 2014. The Company will fund these expenditures through cash generated from operating activities and working capital.
The following table summarizes the 2014 Capital Guidance:

	TransGlobe Net Capital ($MM)					Gross Well Count
	Development		Exploration		Total	(wells)
	Wells	Projects	Wells	Seismic		Devel	Expl	Total
Eastern Desert	$50.1	$9.3	$13.2	$14.7	$87.3	30	13	43

Western Desert	$1.5	$1.0	$3.8	-	$6.3	2	3	5

Egypt Totals	$51.6	$10.3	$17.0	$14.7	$93.6	32	16	48

Yemen Totals	$2.8	$3.6	-	-	$6.4	3		3
TransGlobe Totals	$54.4	$13.9	$17.0	$14.7	$100.0	35	16	51
Splits (%)	68%		32%		100%	69%	31%	100%

MID Q4 2013 UPDATE
ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled two wells since the end of the third quarter resulting in an oil well at Hana and one dry hole at Fadl. Year to date the Company has drilled 17 wells resulting in 15 oil wells and two dry holes at West Gharib.

The rig is currently drilling a development well at Hana and is scheduled to drill nine wells in West Gharib during Q1 and Q2 of 2014 prior to moving to the new Northwest Gharib Concession for the balance of 2014.

Production

Production averaged 12,000 Bopd in October and 11,900 Bopd in November. Well stimulations and completions have been ongoing but new production additions have been offset by natural declines and higher than anticipated levels of well servicing. Currently, six wells are waiting for servicing to be conducted in December with an additional five wells scheduled for stimulation during December and January.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled three wells since the end of the third quarter resulting in two oil wells (H and K fields) and one dry hole (M field). Year to date the Company has drilled 15 wells at West Bakr resulting in 14 oil wells and one dry hole.
The drilling rig is currently drilling in H field and is scheduled to continue working in West Bakr with 17 wells planned for 2014.
Production

Production averaged approximately 6,000 Bopd in October and 5,500 Bopd in November. November production was lower due to a number of pump changes and workovers along with service rig mechanical issues that hampered well servicing efficiency. An additional service rig has been contracted on a short-term basis in order to alleviate the servicing back-log and increase production.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

No wells were drilled subsequent to the quarter.

The Abu Roash oil zone in the North Dabaa 1x Jurassic Gas/Condensate discovery (Q3) was completed and tested in October using a workover rig. The Abu Roash was perforated and flowed approximately 100 Bopd with a 45% water cut on a short flow test with nitrogen lift. The well has been suspended pending further evaluation.

The Operator and the Company plan to drill five wells (2.5 net wells to TransGlobe) in 2014.

Production

Production from East Ghazalat averaged 216 Bopd to TransGlobe in October and 367 Bopd to TransGlobe in November.

Production increases in November were due to pump replacements and well workovers which occurred in October.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled one exploration well resulting in a dry hole at Taef and is currently drilling the West Manar prospect.

Taef #1, the first well of a planned two well exploration program, commenced drilling in the fourth quarter and reached a total depth of 7,435 feet in November 2013. The well was plugged and abandoned. The well cost approximately $2.1 million to drill and abandon.

The rig is currently drilling the West Manar prospect approximately 25 kilometers west of the Taef prospect. The planned 7,365 foot West Manar well is targeting an estimated 11 million barrels of P mean un-risked prospective resources in the Cretaceous. The estimated prospective resources were independently evaluated as of December 31, 2012 by DeGolyer and McNaughton Canada Limited as disclosed in the January 11, 2013 press release.
The Company has not provided guidance for any wells in 2014 due to the prolonged delays in receiving military approvals for new wells. The company has the financial capacity to increase the 2014 capital program if the necessary approvals can be obtained.

NEW CONCESSIONS EGPC BID ROUND

The Company previously announced that the four new concessions awarded in the 2012 EGPC bid round were approved and signed November 7, 2013. With the addition of the four new 100% concessions, the Company’s concessions in Egypt have doubled to a total of eight (7 operated) and the exploration acreage has increased by approximately 800,000 net acres. The Company has committed $101.1 million of expenditures on the new blocks over the next three years which is comprised of $40.6 million in signature bonus and $60.5 million of work commitments during the first three year exploration phase. The $40.6 million signature bonus has been offset against outstanding receivables owed to the Company by EGPC. The Company, through the use of its Borrowing Base Facilities, has provided letters of guarantee in the amount of $60.6 million for the first phase work commitments.

The Company has designed an aggressive seismic program to acquire over 1,800 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic on the new concessions which will be initiated as soon as practical in 2014 and completed in 2015. The Company is targeting the 2nd quarter of 2014 to begin seismic acquisition, which will start on the Eastern Desert concessions.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)

The Company plans to drill up to 17 wells and acquire 3D seismic in 2014 with additional wells and 3D seismic planned for 2015.

The Company is planning to commence drilling in the second quarter, subject to receiving well approvals. A second drilling rig is scheduled to move from the West Gharib concession and commence drilling in North West Gharib in the third quarter.

The Company has identified more than 79 drilling locations based on existing well data and existing seismic data on the 655 square kilometer (162,000 acre) concession which surrounds and immediately offsets the Company's core West Gharib/West Bakr producing concessions (~45,000 acres). The Company intends to identify additional exploration targets by acquiring 3D seismic data on portions of the Concessions which are not covered with modern 3D seismic.

South West Gharib, Arab Republic of Egypt (100% working interest, operated)

The 195 square kilometer (48,000 acre) South West Gharib concession is located immediately south of the North West Gharib concession. The Company plans to acquire 3D seismic over the entire concession during 2014 with exploration drilling planned for 2015.

South East Gharib, Arab Republic of Egypt (100% working interest, operated)

The 508 square kilometer (125,000 acre) South East Gharib concession is located immediately south of the South West Gharib concession. The Company plans to initially acquire 2D and 3D seismic during 2014 with exploration drilling planned for 2015.

South Ghazalat, Arab Republic of Egypt (100% working interest, operated)

The 1,883 square kilometer (465,000 acre) South Ghazalat concession is located in the Western Desert to the west of the company's East Ghazalat concession in the prolific Abu Gharadig basin. The Company is planning to acquire 840 square kilometers of 3D seismic over this concession prior to drilling exploration wells in the first exploration phase. The acquisition program will likely become a 2015 project depending on crew availability and potential starting dates. If the project can start in 2014 the Company has the financial capacity to undertake that activity in 2014.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled subsequent to the quarter.
The Company has approved a plan to participate in three wells (0.4 net wells to TransGlobe) in 2014.
Production
Field production averaged approximately 2,194 Bopd (303 Bopd to TransGlobe) in October and 2,130 Bopd (294 Bopd to TransGlobe) in November.
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells have been drilled to date in the fourth quarter.
The Company has not planned any new drilling in 2014.
Production
On November 8, 2013 production from Block S-1 recommenced after being shut-in for the past 12 months. Field production averaged approximately 3,836 Bopd (959 Bopd to TransGlobe) in November. Current production is approximately 4,800 Bopd (1,200 Bopd to TransGlobe). It is expected that the full field will be brought on stream over the next several months as and when service equipment is available to start wells which require assistance to start flowing.

The reported gross sales production rate represents the amount of oil that is lifted and sold during a quarter. It is expected the production from Block S-1 will be booked as inventory during the fourth quarter and sold in 2014. Sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

The joint interest partners approved the Gabdain 3 exploration well in 2013, subject to the resolution of logistic/security issues in the area. The operator has requested an extension to the current exploration phase of the PSA and is targeting 2014 to commence drilling activities on Gabdain 3.

The Gabdain 3 well is currently not included in the 2014 plan, but could be added if the operator is able to proceed with the project in 2014.

BUSINESS ENVIRONMENT

The Company has collected $253.4 million from EGPC to date in 2013, which includes collections of $110.7 million to date during the fourth quarter which consisted of a full cargo lifting, offsets including the signature bonuses and cash payments. The Company is in discussion with Egyptian authorities in regards to further collections in the fourth quarter. At this time the Company anticipates total collections for the year will be at least $270 million which if achieved will be a 72% increase over 2012 collections.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.
Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact: Investor Relations Scott Koyich Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com